2025 REPORT

Frame Me


Frame Me
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REPORT CARD

Dear investors,

Honestly? This year was humbling.

But before we get into the numbers, we want to remind you of something. You didn't just back a product. You backed our ability to see around corners.

When we started, we were building Frame Me, a marketplace connecting brands with videographers. Then we saw something bigger. AI was changing how brands create and we pivoted to building AI workflows. And then we saw something even bigger than that: brands didn't just need better content, they needed better customer relationships. That's how Lexore Spark was born.

You believed in us through every turn. That matters more than you know.

This past year, we hit a wall. The product wasn't where it needed to be, and instead of patching it, we made the harder call to rebuild. That decision cost us revenue. It cost us customers. And it tested our conviction in ways we didn't expect.

But here's what didn't waver: our belief that brands deserve better than generic loyalty programs that treat customers like transactions.

We spent this year doing the unglamorous work, rebuilding the foundation so what we put in front of merchants actually delivers. No shortcuts. No smoke and mirrors. Just a better product that's ready to scale.

We're heading into 2026 leaner, clearer, and more focused than we've ever been. The SHOPLINE partnership held. The vision held. And so did we.

We're grateful you're still in the room. Now let's go build something worth talking about.

Sequoia & Lafe
Lexore Spark Team

We need your help!

Introductions to DTC brands — We're actively signing design partners. Warm intros to e-commerce founders ready to rebuild their loyalty strategy are gold right now.

Enterprise and platform connections — If you have relationships at Shopify, BigCommerce, or similar platforms, we want to talk. SHOPLINE proved the model works.

Talent pipeline — We're rebuilding. If you know strong product and engineering talent who believe in what we're building, send them our way.

Customer and revenue leads — We're focused on getting back to growth. Any brand doing $1M+ in e-commerce revenue is our sweet spot.

Strategic advisors — We need operators who've scaled loyalty or retention platforms. Introductions to that network matter.

Sincerely,

Sequoia Blodgett

CEO

Lafe Taylor

CTO

How did we do this year?

REPORT CARD

B-

☺ **The Good**

Secured SHOPLINE partnership — generating $30K in revenue and a named enterprise partner we can stand behind.

Launched the Spark Grant: a bold merchant acquisition offer worth up to $50K to switch, with a full go-to-market program behind it.

Locked our core platform positioning, AI-powered customer loyalty with a clear ICP, a named AI agent, and messaging that converts.

☹ **The Bad**

Revenue stalled, $30K from SHOPLINE but no new revenue beyond that.

We had to rebuild the product from the ground up, which caused revenue to stall.

Churn hit hard: without a stable product, we couldn't retain the customers we had, let alone grow.

2025 At a Glance

January 1 to December 31



$13,155 [54%]
Revenue



-$116,663
Net Loss



$27,958 +801%
Short Term Debt



$101,378
Raised in 2025



$1,200
Cash on Hand
As of 03/16/26

INCOME   BALANCE   NARRATIVE



Net Margin: -887%   Gross Margin: 98%   Return on Assets: -2,172%   Earnings per Share: -$0.01

Revenue per Employee: $6,578   Cash to Assets: 100%   Revenue to Receivables: 802,134   Debt Ratio: 520%

📄 Frame_Me_GAAP_Financial_Statements_2025_Final.pdf   📄 Frame_Me__Inc._GAAP_Financial_Report_2024.pdf

We ❤️ Our 132 Investors

Thank You For Believing In Us

Pramod Rustagi	Alduan Tartt	Chasity Ducksworth	Lola Bakare	Martin Moor	Derrick Woods
Jessica Hutson	Latarika Young	Garrett French	Kevin Rivers	Esosa Ighodaro	Frank Denbow
Mike Warner	Christian Adair	Ricky Tyree	Zyperio Company	Darrel Frater	Monica Wheat
Alton Glass	Darren Small	Jon Gosier	Isaac Nash-Bey	John W Gillis	Raechele Smalls
Daniel Adeyanju	Michelle Berry	Kevin Berry	Md Pham	Tuan Anh Bui	Nailah Philogene
Yolanda GARRETT	Moonshot DisruptX	Tufan Barış YILDIRIM	Habib Shaghoury	Soraya Matthews	Alyssa Reid
Juliat Matsasa	Charles Roberts	Royal Farros	Isaiah Patton	James Barrood	Kay Fowora
Marcus Best	Perry Jeter Jr	Carey Williams	Gia Gates Henry	James Richard Beasley II	Ieasha M Allen
Stephen Blum	Brandy Ashford	Yvette Graves	Luke Henry	Jarrett Albritton	Brittany S. Hale

Zaleena Mohamed	Greg Madhere	Tawala Sharp	Tyshaun Miles	Lynda D. Rogers	Andrea Bibbs
Michael Floyd	Shelly Jones	Melissa Ayers	Jamel Jenkins	Charletta Louis	Sheryl Estrada
Justin Dawkins	Nehemiah Holloway	La Tasha Mason	Cornelius Davis	Nathan Meyer	Kyle Frazier
Rochelle Turner	Robert Burnam	Bruce Hill	Nopal Flower	Amparo Vazquez	Yemisi Olorunwunmi
Khady Thiam	Moni Santinello	Kevin Davenport	La Niece Jones	Robert White III	Robine Theodule
Adee Cook Jr	Anthony Brown	Sylvia Brownlee	Julian Jackson	Amber Smith	Octane Design Studios
Danaeha Dave	Leonard Tatum	Tyler Stilson	Luis Giovanni Abreu-...	Paulo Alves	Madhav Krishna (maddy)
Michelle Antoinette	Keita Broadwater	Rebecca Beliard	Courtney Caldwel	James Johnson	Kent Lewis
Kehsa Cherie Brown	Dr. Seyi Ogebule	Nicole Johnson	Andrenna Berggren	John Dobson	Doreene Williams
Imani Mcclendon	Lakecia Gunter	Detavio Samuels	Scott Shapiro	Isaac Hayes III	Paulina Bryan
Tomas Norman	Jamil Crews	Selena Hill	Jacoby DuBose	Bernard Guinyard	Gideon Emmanuel...
Christy Ware	Will Roundtree	Myisha Robertson	Ken Miller	Clarence Wooten	Emeka Nwadibia
Saba Syed					

Thank You!

From the Frame Me Team



Sequoia Blodgett

CEO

Telly Award winner for commercial work with Clear Channel and recipient of the Women in AI Global Innovation Award. Directed music videos for stars like Justin Bieber. Former venture-backed tech entrepreneur.



Frame Me

CTO

Former venture-backed tech entrepreneur in the blockchain space. UI/UX designer and engineer. Worked with leading global companies like Netflix and Disney.

Details

The Board of Directors

Director	Occupation	Joined
Lafe Taylor	CTO @ Frame Me	2024
Sequoia Blodgett	CEO @ Frame Me	2024

Officers

Officer	Title	Joined
Lafe Taylor	CTO	2024
Sequoia Blodgett		2024

Voting Power ❓

Holder	Securities Held	Voting Power
Lafe Taylor	4,990,000 Common	49.9%
Sequoia Blodgett	4,990,000 common	49.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2025	$101,378		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	10,000,000	Yes

Warrants: 0

Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The video production and AI-powered content creation space is competitive, with larger companies or emerging startups offering similar services. Keeping a competitive edge will be crucial.

If businesses are slow to adopt AI-driven video production or prefer traditional methods, Frame Me could struggle with user acquisition and retention.

AI and video production technologies evolve rapidly. There is a risk that the platform could fall behind if it doesn't keep up with technological advancements or fails to integrate new features effectively.

If a small number of customers account for a large portion of the revenue, any loss of key clients could significantly impact the business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to an accredited investor  ;

as part of an offering registered with the U.S. Securities and Exchange Commission; or

to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created  for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Frame Me, Inc.

Delaware Corporation
Organized January 2024
2 employees

3343 Peachtree Rd NE Ste 145-991
Atlanta GA 30326 https://lexore.ai/

Business Description

Refer to the Frame Me profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Frame Me is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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